As filed with the Securities and Exchange Commission on April 20, 1999
                                                 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------

                               PREMIER PARKS INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                     13-3995059
   (State or jurisdiction of               (I.R.S. Employer Identification No.)
incorporation or organization)

                        --------------------------------

                           11501 Northeast Expressway
                          Oklahoma City, Oklahoma 73131
                                 (405) 475-2500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                        --------------------------------
                                   copies to:

 James M. Coughlin, Esq.                                 Danal F. Abrams, Esq.
   Premier Parks Inc.                                  Thelen Reid & Priest LLP
  122 East 42nd Street                                    40 West 57th Street
New York, New York  10168                              New York, New York 10019
     (212) 599-4690                                         (212) 603-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                        --------------------------------
                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                Proposed Maximum Aggregate Offering
Title of each Class of Securities to be Registered                          Price(1)(2)                 Amount of Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Debt Securities, Common Stock, Preferred Stock,
Warrants, Units..........................................                  $1,000,000,000                          $278,000
====================================================================================================================================

(1) Such indeterminate number or amount of Debt Securities, Common Stock, Preferred Stock, Warrants or Units as may from time to time be issued at indeterminate prices.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) and exclusive of accrued interest, if any.

                        --------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion dated April 20, 1999

PROSPECTUS

                                 $1,000,000,000                           [LOGO]

                               PREMIER PARKS INC.

                         Debt Securities, Common Stock,
                        Preferred Stock, Warrants, Units

                         -------------------------------

     We will offer from time to time debt securities (including senior, subordinated and convertible debt securities), common stock, preferred stock
(including convertible preferred stock), warrants or units. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                      ------------------------------------

     Our common stock is listed on the New York Stock Exchange under the trading symbol "PKS". Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange. We have not yet determined whether any of the debt securities, preferred stock, warrants or units will be listed on any exchange or the over-the-counter market. If we decide to seek listing of any debt securities, preferred stock, warrants or units, the related prospectus supplement will disclose such exchange or market.

                      ------------------------------------

     Consider carefully the Risk Factors beginning on Page 8 in this prospectus.

                      ------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                    ---------------------------------------



              The date of this prospectus is         , 1999

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

About This Prospectus........................................................  3
Where You Can Find More Information..........................................  3
Special Note on Forward-Looking Statements...................................  4
Premier Parks Inc............................................................  5
Risk Factors.................................................................  8
Consolidated Ratio of Earnings to Fixed Charges and Consolidated
      Ratio of Earnings to Combined Fixed Charges and Preferred
      Stock Dividends........................................................ 15
Use of Proceeds.............................................................. 15
Unaudited Pro Forma Statement of Operations and Other Data................... 16
Description of Debt Securities............................................... 22
Description of Common Stock.................................................. 28
Description of Preferred Stock............................................... 30
Description of Warrants...................................................... 35
Description of Units......................................................... 37
Plan of Distribution......................................................... 37
Legal Matters................................................................ 38
Experts...................................................................... 39

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the Registration Statement. You should refer to the Registration Statement for further information with respect to Premier Parks Inc. and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     2. The audited financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 contained in our registration statement on Form S-3 (Registration No. 333-46897) declared effective March 26, 1998.

     3. The description of our Common Stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

     4. The description of the Rights relating to the shares of Common Stock contained in our registration statement on Form 8-A filed pursuant to
          Section 12 of the Securities Exchange Act.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Premier Parks Inc.
          11501 Northeast Expressway
          Oklahoma City, Oklahoma 73131
          Attention:  Richard Kipf, Corporate Secretary
          Telephone:  (405) 475-2500

     Looney  Tunes,  Bugs Bunny,  Daffy Duck,  Tweety Bird and  Yosemite Sam are
copyrights and trademarks of Warner Bros., a division of Time Warner Entertainment Company, L.P. ("TWE"). Batman and Superman are copyrights and trademarks of DC Comics, a partnership between TWE and a subsidiary of Time Warner Inc.


                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

     o the success or failure of our efforts to implement our business strategy

     o the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus

     We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

--------------------------------------------------------------------------------

                               PREMIER PARKS INC.


General Description of Our Business

     We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately 36.1 million. We operate 31 regional parks, including 15 of the 50 largest theme parks in North America, based on 1998 attendance. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

     Our 31 parks are located in geographically diverse markets across the United States with concentrated populations, as well as in France, Belgium and The Netherlands. In April 1998, we acquired all of the outstanding capital stock of Six Flags Entertainment Corporation. In March 1998, we acquired a controlling interest in Walibi, S.A. and now we own 97% of the outstanding capital stock of Walibi, S.A. Prior to the these acquisitions, we operated nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States. The parks acquired in the Six Flags acquisition consist of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the theme parks). The Walibi parks include six regional theme parks, three located in France, two in Belgium and one in The Netherlands.

     Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, in the 1998 season we commenced use of the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we are adding the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America, Six Flags Darien Lake and Six Flags Marine World).

     During the 1998 operating season our domestic parks drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 800 rides, including over 90 roller coasters, making us the leading operator of thrill rides in the industry.

     As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. Since 1991, Six Flags has used these characters to market its parks and to provide an enhanced family entertainment experience. Our license includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. The license applies to all of our current theme parks, as well as parks we may acquire that meet certain criteria. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we will add the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

     Since 1989, under our current management we have assumed control of 30 parks and have achieved significant internal growth. For example, for the 1998 operating season, the 13 parks which we controlled prior to the Six Flags and Walibi acquisitions achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.3%, 21.5% and 36.0%, respectively, as compared to 1997.

     We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

     Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at our parks.

Strategy

     Our strategy for achieving growth includes pursuing internal growth opportunities at existing parks, expanding our parks, and making selective acquisitions.

     We believe there are substantial opportunities for continued internal growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

     o    adding rides and attractions and improving overall park quality

     o    enhancing marketing and sponsorship programs

     o    increasing group sales, season passes and other pre-sold tickets

     o using ticket pricing strategies to maximize ticket revenues and park utilization

     o adding and enhancing restaurants and merchandise and other revenue outlets

     o    adding special events

     Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

     We have expanded several of our parks in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds. In addition, in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. In addition, we own 400 acres adjacent to Adventure World (now Six Flags America) which are zoned for entertainment, recreational and residential uses and are available for complementary uses. We also own additional acreage which is suitable for development at several of our other parks.

     In the future, we may also expand certain of the Six Flags parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues. For example, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure for the 2000 season. In addition, Six Flags owns over 1,500 undeveloped acres adjacent to Six Flags Great Adventure (located between New York City and Philadelphia) suitable for additional complementary purposes. Additional acreage suitable for development exists at several other Six Flags parks.

     The U.S. regional theme park industry is highly fragmented. We believe that there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can expand our business. Although we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have not generally been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

     o exercise group purchasing power (for both operating expenses and capital assets)

     o use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

     o    achieve administrative economies of scale

     o attract greater sponsorship revenue and support from sponsors with nationally- recognized brands and marketing partners

     o    recruit and retain superior management

     o use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

Address

     Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

Substantial Leverage -- Our high level of indebtedness and other monetary obligations require that a significant part of our cash flow be used to pay interest and fund these other obligations.

     We have a high level of debt. As of December 31, 1998, Premier and its subsidiaries owed a combined total of approximately $2,060.9 million (including $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). We have to pay total interest on our debt in 1999 of approximately $145.9 million ($25.9 million of which we will pay with funds already deposited in escrow). We also have to pay annual dividends of $23.3 million on our mandatorily convertible preferred stock, although we can pay these dividends either in cash or shares of common stock. At December 31, 1998, we had approximately $400.6 million of cash and cash equivalents to help meet our obligations.

     In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas:

     o We must make annual distributions to our partners in such parks, which will amount to approximately $47.3 million in 1999 (of which we will be entitled to receive $14.1 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

     o We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures, which in 1999 is expected to be approximately $14.6 million.

     o Each year we must offer to purchase partnership units from our partners in such parks, which in 1999 would, if accepted in full, amount to approximately $43.75 million.

     We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

     Further, as a result of our purchase of Walibi, S.A., we have agreed to invest approximately $38.0 million from 1999 through 2002 to expand the six Walibi parks.

     Our high level of debt and other obligations could have important negative consequences to us and investors in the securities. These include:

     o    We may not be able to satisfy all of our obligations.

     o We could have problems obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.

     o We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

     o Adverse economic or industry conditions may have more of a negative impact on us.


     We expect to be able to meet all of our obligations with existing cash, cash generated from the parks, and our current lines of credit. We believe that funds from these sources will be sufficient to meet our obligations and operating needs for the next several years and beyond. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that income from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We can not be sure that we will be able to obtain such refinancing or new loans on reasonable terms or at all. We have agreed in our loan agreements and the indentures covering certain of our outstanding notes to limit the amount of additional debt we will incur.

     If we can not meet all of our obligations, the market value and marketability of our common stock will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors and preferred stockholders will be entitled to our assets before any distributions are made to common stockholders.

Structural Subordination -- Our holding company structure subordinates our creditors including holders of our debt securities.

     Premier Parks Inc. is a holding company with limited assets, and we conduct substantially all of our operations through our subsidiaries. Almost all of our income is from our subsidiaries. The securities offered by this prospectus will be solely the obligations of Premier Parks Inc. and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the securities. Accordingly, we will be dependent on dividends and other distributions from subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on the debt securities.

     The ability of our subsidiaries to pay dividends to us is subject to, among other things, the terms of the various debt instruments already issued by our subsidiaries and which may in the future be issued by them, as well as by applicable law. In particular, in order for us to receive cash flow from our original thirteen Premier parks, we must obtain the consent of our senior bank lenders, and distributions of cash flow from our Six Flags parks is significantly restricted by covenants in debt instruments.

     Claims of holders of the debt securities will be effectively subordinated to the notes and other credit facility obligations of our subsidiaries (approximately $1,326.9 million at December 31, 1998, excluding $182.9 million carrying value of notes which we will repay on or prior to
December  15,  1999 with funds  already  deposited  in escrow).   Consequently,
in the   event  of  any  insolvency,   liquidation, reorganization, dissolution
or other winding up of our subsidiaries, the ability of our creditors, including holders of the debt securities, to be repaid will be subject to the prior claims of those entities' creditors, including trade creditors.

Restrictive Covenants -- Our financial and operating activities are limited by restrictions contained in the terms of our prior financings.

     The terms governing our and our subsidiaries' indebtedness impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

     o    incurring additional indebtedness

     o    creating liens on our assets

     o    paying dividends

     o    selling assets

     o    engaging in mergers or acquisitions

     o    making investments

     Our failure to comply with the terms and covenants in our and our subsidiaries' indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing our indebtedness contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy all of our debt obligations, which would have a substantial material adverse effect on the value of our common stock and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

     Further, certain of our subsidiaries are required to comply with specified financial ratios and tests, including:

     o    interest expense

     o    fixed charges

     o    debt service

     o    total debt

     We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

Management of Growth Strategy -- We may not be able to manage our rapid growth or integrate acquisitions.

     We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise. Such acquisitions could place a future strain on our operations. Our ability to manage future acquisitions will depend on our ability to evaluate new markets and investments, monitor operations, control costs, maintain effective quality controls and expand our internal management and technical and accounting systems.

     To fund future acquisitions, we may need to borrow more money or assume the debts of acquired companies. In taking on any debt, we must comply with the restrictions described above with respect to our existing indebtedness. If we do not receive necessary consents or waivers of such restrictions, we may be unable to make additional acquisitions.

     In the past, in certain circumstances we have used shares of our common stock to fund a portion of the price of acquisitions. In the future, we may again fund all or part of acquisitions by issuing new shares of our common stock or other securities which can be converted into common stock. Issuing such additional shares or convertible securities may cause a decrease in the per share market price of our common stock.

     If we do purchase additional businesses, it may negatively affect our earnings, at least in the short term. Further, we cannot guarantee that any future acquisition will generate the earnings or cash flow we expect. As with any expansion, unexpected liabilities might arise and the planned benefits may not be realized.

Risk of Accidents -- There is the risk of accidents occurring at our parks which may reduce attendance and earnings.

     Almost all of our parks feature "thrill rides." While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks may reduce attendance at that and other parks, causing a drop in revenues.

     On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. While the park is covered by our existing insurance, the impact of this incident on our financial position, operations or attendance at the park has not yet been determined.

     We maintain insurance of the type and in amounts that we believe is commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. We have no self-insured retention, except that the self-insurance portion of claims arising out of occurrences prior to July 1, 1998 at our U.S. parks owned prior to the Six Flags acquisition is $50,000 per occurrence.

Factors Impacting Attendance -- Local conditions, disturbances, events and natural disasters can adversely impact park attendance.

     Lower attendance may also be caused by other local conditions or events. For example:

     o In 1994, fewer people attended our Six Flags Magic Mountain park because of the Los Angeles County earthquake, and the earthquake also significantly interrupted operation of the park.

     o Six Flags Over Georgia suffered a drop in attendance in 1996 as a result of the 1996 Summer Olympics.

     In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in lower attendance at the affected parks. We work with local police authorities on security-related precautions to prevent such occurrences. We can make no assurance, however, that these precautions will be able to prevent any such disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of such occurrences on our consolidated results.

Adverse Weather Conditions -- Bad weather can adversely impact attendance at our parks; Our operations are seasonal.

     Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. However, we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results.

     Our operations are seasonal. More than 90% of our annual park attendance occurs during the spring, summer and early autumn months. By comparison, most of our expenses for maintenance and adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future. However, the market price of our common stock may still fluctuate significantly in response to changes in our quarterly results of operations.

Competition -- The theme park industry competes with numerous entertainment alternatives.

     Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

Key Personnel -- The loss of key personnel could hurt our operations.

     Our success depends upon the continuing contributions of our executive officers and other key operating personnel, including Kieran E. Burke, our Chairman and Chief Executive Officer, and Gary Story, our President and Chief Operating Officer. The complete or partial loss of their services or the services of other key personnel could adversely affect our business. Although we have entered into employment agreements with Mr. Burke and Mr. Story (which end on December 31, 1999), we cannot be certain that we will be able to retain their services during that or any extension period. If we were to lose the services of both Messrs. Burke and Story and are unable to replace them within a specified period of time we would be in default under our credit facilities.

International Operations -- Our international operations have additional risks.

     Through our Walibi parks, we conduct some of our operations in Europe. We also may make further acquisitions of parks in other international locations. There are risks to which we are subject that are inherent in operating abroad. Some examples of these risks can include:

     o    problems in staffing and managing foreign operations

     o    fluctuations in currency exchange rates

     o    political risks

     o    unexpected changes in regulatory requirements

     o potentially detrimental tax consequences in many locations with different tax laws

Shares Eligible for Future Sale -- The price of our common stock may decline due to possible sales of shares.

     As of March 1, 1999, there were 76,513,796 shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. In addition, we have reserved and registered under the Securities Act approximately 5,000,000 shares for currently outstanding management-held options, 5,550,000 shares for future option issuances, 9,550,000 shares issuable pursuant to our mandatorily convertible preferred stock, and approximately 70,000 shares for currently outstanding consultant-held options.

     Our officers,  directors and their affiliates  together hold  approximately
17.9 million shares of common stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock, in each case subject to vesting). They can sell these securities in the public market (subject, in certain cases, to the resale conditions imposed by Rule
144). In addition, other stockholders who own approximately 7.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. If future revenues at Kentucky Kingdom and Walibi reach certain levels, we are required to issue additional shares of common stock. In that connection in 1999, as a result of 1998 revenue levels at that park, we issued approximately 211,065 shares of common stock to the former owners of Kentucky Kingdom (excluding certain escrowed shares). We may also issue additional shares of common stock to pay quarterly dividend payments on our mandatorily convertible preferred stock (which dividends total $46.6 million over two years). The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus might negatively affect the market price of the common stock.

Anti-Takeover Provisions -- Anti-takeover provisions limit the ability of stockholders to effect a change in control of Premier.

     Certain provisions in our Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of Premier, including transactions in which stockholders might receive a premium for their shares.

     Our Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of Premier. We have no current plans to issue any preferred stock, except to the extent we may determine to do so under this prospectus.

     In addition, we have a rights plan which gives each holder of our common stock the right to purchase a share of junior preferred stock in certain events which would constitute a change of control. The rights plan is designed to deter third parties from attempting to take control of Premier.

     In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of Premier. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of Premier. All of these factors could materially adversely affect the price of our common stock.

     As part of the Six Flags acquisition, we obtained the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including the acquisition of Premier by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire Premier.

Dividends -- We are not likely to pay cash dividends on our common stock.

     We have not paid dividends on our common stock during the last three years, and we do not anticipate paying any cash dividends on such stock in the foreseeable future. Our ability to pay cash dividends is restricted under the indentures relating to our notes.

Year 2000 Issue -- Our operations could be adversely affected by data processing failures after December 31, 1999.

     Many computer systems, software applications and other electronics currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. The "Year 2000 problem" arises because these systems and products cannot properly distinguish between a year that begins with "20" and the familiar "19." If these systems and products are not modified or replaced, many will fail or create erroneous results and/or may cause other related systems to fail. Our failure to correct a material Year 2000 problem could result in an interruption in or failure of certain of our normal business operations or activities. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions.

     Our Year 2000 Project (the "Project") is in process. We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. In planning and developing the Project, we have considered both our information technology ("IT") and our non-IT systems. The term "computer equipment and software" includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone systems, scanning equipment and other miscellaneous systems. Those items not to be considered as IT systems include alarm systems, fax machines, monitors for park operations or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates our Year 2000 identification, assessment, remediation and testing efforts. Based upon our identification and assessment efforts to date, we are in the process of replacing the computer equipment and upgrading the software it currently uses to become Year 2000 complaint. In addition, in the ordinary course of replacing computer equipment and software, we plan to obtain replacements that are in compliance with Year 2000.

     We have initiated correspondence with our significant vendors and service providers to determine the extent such entries are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We expect to receive a favorable response from such third parties and it is anticipated that their significant Year 2000 issues will be addressed on a timely basis.

     We anticipate that the Project will be completed in November 1999.

     As noted above, we are in the process of replacing certain computer equipment and software because of the Year 2000 issue. We estimate that the total cost of such replacements will be no more than $1.5 million. Substantially all of the personnel being used on the Project are our employees. Therefore, the labor costs of our Year 2000 identification, assessment, remediation and testing efforts, as well as currently anticipated labor costs to be incurred by with respect to Year 2000 issues of third parties, are expected to be less than $0.8 million.

     We have not yet developed a most reasonably likely worst case scenario with respect to Year 2000 issues, but instead have focused our efforts on reducing uncertainties through the review described above. We have not developed Year 2000 contingency plans other than as described above, and do not expect to do so unless merited by the results of our continuing review.

     We presently do not expect to incur significant operational problems due to the Year 2000 issue. However, if all Year 2000 issues are not properly and timely identified, assessed, fixed and tested, there can be no assurance that the Year 2000 issue will not materially impact our results of operations or adversely affect our relationships with vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on our systems or results of operations.

               CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
                   CONSOLIDATED RATIO OF EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.


                                                     Years ended December 31,
                                                --------------------------------
                                                1998   1997   1996   1995   1994
                                                ----   ----   ----   ----   ----

Ratio of earnings to fixed charges ..........   1.5x   2.3x   1.3x     --   1.1x

Ratio of earnings to combined fixed charges
   and preferred stock dividends ............   1.2x   2.3x   1.2x     --   1.1x


     For the purpose of calculating the consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes, minority interest in earnings, equity in operations of theme park partnerships not distributed to Premier and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred Stock dividend requirements have been increased to an amount representing the before-tax earnings which would have been required to cover such dividend requirements. For the year ended December 31, 1995, Premier's earnings were insufficient to cover fixed charges by $1,738,000 and were insufficient to cover combined fixed charges and preferred stock dividends by $2,620,000.


                                 USE OF PROCEEDS

     We will use the net proceeds from the sale of the securities for our general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or any other purpose we describe in the applicable prospectus supplement.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

     The following unaudited pro forma statement of operations and other data of Premier is based upon and should be read in conjunction with the historical financial statements of Premier and Six Flags, which are incorporated herein by reference.

     The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 gives effect to the acquisitions of Six Flags and Walibi and the financings associated with the transactions (including the issuance of mandatorily convertible preferred stock and common stock) as if they had occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it occurred December 29, 1997, the first day of the 1998 fiscal year of Six Flags).

     The pro forma statement of operations and other data is for informational purposes only, has been prepared based upon estimates and assumptions deemed by Premier to be appropriate and does not purport to be indicative of the results of operations which would actually have been attained if the acquisitions had occurred as presented in the statement or which could be achieved in the future.

                               Premier Parks Inc.

           Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

                                                           Historical
                                                           Six Flags     Historical
                                                              for        Walibi for
                                                            Period         Period
                                                           Prior to       Prior to
                                            Historical     April 1,        April 1,    Combined       Pro Forma         Company
                                             Premier        1998(1)        1998(2)      Company      Adjustments       Pro Forma
                                            ---------      ---------      ---------    ---------     -----------       ---------
Revenue:
     Theme park admissions                  $ 423,461      $  15,047      $     883    $ 439,391       $      --       $ 439,391
     Theme park food, merchandise
               and other                      390,166          8,356            624      339,146              --         399,146
                                            ---------      ---------      ---------    ---------       ---------       ---------
               Total revenue                  813,627         23,403          1,507      838,537              --         838,537
                                            ---------      ---------      ---------    ---------       ---------       ---------

Operating costs and expenses:
     Operating expenses                       297,266         56,307          4,626      358,199         (10,628)(3)     347,571
     Selling, general and
     administrative                           126,985         54,711          3,407      185,103         (35,433)(3)     149,670
     Noncash compensation                       6,362             --             --        6,362              --           6,362
     Costs of products sold                   103,051          2,757            248      106,056              --         106,056
     Depreciation and amortization            109,841         17,629          3,214      130,684           6,440(4)      137,124
                                            ---------      ---------      ---------    ---------       ---------       ---------

               Total operating costs
               and expenses                   643,505        131,404         11,495      786,404         (39,621)        746,783

     Income (loss) from operations            107,122       (108,001)        (9,988)      52,133          39,621          91,754
                                            ---------      ---------      ---------    ---------       ---------       ---------

Other income (expense):
     Interest expense, net                   (115,849)       (22,508)          (889)    (139,246)        (16,655)(5)    (155,901)
     Equity in operations of theme
               park partnerships               24,054        (13,152)            --       10,902              --          10,902
     Minority interest                           (960)            --             --         (960)             --            (960)
     Other expense                             (1,023)            --             (1)      (1,024)             --          (1,024)
                                            ---------      ---------      ---------    ---------       ---------       ---------

             Total other income (expense)     (93,778)       (35,660)          (890)    (130,328)        (16,655)       (146,983)
                                            ---------      ---------      ---------    ---------       ---------       ---------

     Income (loss) before income taxes         76,344       (143,661)       (10,878)     (78,195)         22,966         (55,229)
     Income tax expense (benefit)              40,716             --         (4,786)      35,930         (38,038)(6)      (2,108)
                                            ---------      ---------      ---------    ---------       ---------       ---------

     Net income (loss) before
     extraordinary loss                     $  35,628      $(143,661)     $  (6,092)   $(114,125)      $  61,004       $ (53,121)
                                            =========      =========      =========    =========       =========       =========

     Income (loss) applicable to common
     stock                                  $  18,162               (7)            (7)          (7)                    $ (76,409)(7)
                                            =========                                                                  =========

     Income (loss) per common share         $    0.27               (7)            (7)          (7)                    $   (1.01)(7)
                                            =========                                                                  =========

     Weighted average shares                   66,430                                                                  $  75,617(7)
                                            =========                                                                  =========

Other Data:
EBITDA(8)                                   $ 286,325      $ (90,372)     $  (6,774)   $ 189,179       $  46,061       $ 235,240
                                            =========      =========      =========    =========       =========       =========

Adjusted EBITDA(9)                          $ 321,733      $(102,077)     $  (6,774)   $ 212,882       $  46,061       $ 258,943
                                            =========      =========      =========    =========       =========       =========

Net cash provided by (used in)
     operating activities                   $ 119,010      $ (54,779)     $  (7,663)   $  56,568       $  38,478       $  95,046
                                            =========      =========      =========    =========       =========       =========

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

Basis of Presentation

     The accompanying unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared based upon certain pro forma adjustments to historical financial information of Premier and the pre-acquisition historical financial information of Six Flags and Walibi. Premier acquired Six Flags on April 1, 1998 and Walibi on March 26, 1998.

     The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared assuming the acquisitions and the related financings (including the issuance of mandatorily convertible preferred stock and common stock) occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it was acquired on December 29, 1997, the first day of the 1998 fiscal year of Six Flags). The unaudited pro forma statement of operations should be read in conjunction with the financial statements of Premier, which are incorporated herein by reference.

Pro Forma Adjustments

1. The results of Six Flags included herein represent the operations of Six Flags for the period from December 29, 1997 to March 31, 1998, prior to Premier's acquisition of Six Flags.

2. The results of Walibi included herein represent the operations of Walibi for the period from January 1, 1998 to March 26, 1998, prior to Premier's acquisition of Walibi. The results of Walibi are in Belgium Francs ("BEF") and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi statement of operations for the period January 1, 1998 to March 26, 1998 to conform to U.S. generally accepted accounting principles and U.S. dollars (using an average exchange rate for the period of 37.500 BEF to US$1):

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

                                          Amount    Accounting   Adjusted     Amount
                                         (in BEF)   Adjustments   Amount     (in US $)
                                         --------   -----------   ------     ---------
Revenue:
Theme park admissions                      33,122          --      33,122    $    883
Theme park food, merchandise and other     23,296         112      23,408         624
                                         --------    --------    --------    --------
Total revenue                              56,418         112      56,530       1,507
                                         --------    --------    --------    --------


Operating costs and expenses:
Operating expenses                        184,288     (10,800)    173,488       4,626
Selling, general and administrative       127,774          --     127,774       3,407
Costs of products sold                      9,310          --       9,310         248
Depreciation and amortization             120,678        (149)    120,529       3,214
                                         --------    --------    --------    --------
Total operating costs and expenses        442,050     (10,949)    431,101      11,495
                                         --------    --------    --------    --------

Income (loss) from operations            (385,632)     11,061    (374,571)     (9,988)
                                         --------    --------    --------    --------

Other income (expense):
Interest expense, net                     (33,324)         --     (33,324)       (889)
Other expense                                 (14)         --         (14)         (1)
                                         --------    --------    --------    --------
Total other expense                       (33,338)         --     (33,338)       (890)
                                         --------    --------    --------    --------


Income (loss) before taxes               (418,970)     11,061    (407,909)    (10,878)
Income tax expense (benefit)             (175,066)     (4,398)   (179,464)     (4,786)
                                         --------    --------    --------    --------
Net income (loss)                        (243,904)     15,459    (228,445)   $ (6,092)
                                         ========    ========    ========    ========


3. Adjustments reflect the elimination of compensation expense associated with stock option payments resulting from the acquisition of Six Flags that were recognized during the pre-acquisition period from December 28, 1997 to March 31, 1998.

4.   Adjustment   reflects  the  elimination  of  historical   depreciation  and
     amortization of $20,819 for Six Flags and Walibi and the inclusion of estimated pro forma depreciation of $14,647 and amortization of $12,612.

5. Adjustment reflects additional interest expense associated with debt incurred by Premier in connection with the acquisitions, net of (a) the elimination of the historical interest expense associated with Premier and Six Flags credit facilities previously outstanding and the long term debt of Walibi, and (b) the amortization of the fair value adjustments for Six Flags long-term debt assumed as a result of the Six Flags acquisition. Issuance costs associated with the borrowings are being amortized over their respective terms. The components of the adjustments are as follows:

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

Interest expense on Premier credit facility for the period prior to April 1, 1998
(at an 8.0% interest rate)                                                          $ (4,400)

Interest expense on Six Flags credit facility for the period prior to April 1,
1998 (at an 8.0% interest rate)                                                       (8,200)

Interest expense on the Six Flags zero coupon notes for the period prior to
April 1, 1998 (at a 6.5% interest rate)                                               (2,600)

Interest expense on the Six Flags Theme Parks Inc. 12 1/4% senior subordinated
notes (at a 10.3% interest rate)                                                      (7,337)

Interest expense on the Six Flags 8 7/8% senior notes for the period prior to
April 1, 1998 (at an 8 7/8% interest rate)                                            (3,772)

Interest expense on Premier 10% senior discount notes prior to April 1, 1998
(at a 10% interest rate)                                                              (6,293)

Interest expense on Premier 9 1/4% senior notes prior to April 1, 1998 (at a
9 1/4% interest rate)                                                                 (6,475)

Interest expense from the amortization of issuance costs
                                                                                      (1,570)

Interest expense from commitment fees on Premier and Six Flags credit
facilities                                                                              (773)

Interest expense on Walibi indebtedness                                               (1,570)

Elimination of historical interest expense - Premier                                   2,785

Elimination of historical interest expense - Six Flags                                22,661

Elimination of historical interest expense - Walibi                                      889
                                                                                    --------

                                                                                    $(16,655)
                                                                                    ========


6. Adjustment reflects the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

7. Net income (loss) applicable to common stockholders is adjusted to reflect $5,822 of additional dividends payable to the holders of Premier's 7 1/2% mandatorily convertible preferred stock for the period prior to issuance on April 1, 1998.

     Net income (loss) per common share and weighted average common share data are not presented for Six Flags and Walibi as the information is not meaningful.

     The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1998 is as follows:

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

Pro forma  weighted  average  number  of common  shares  outstanding excluding Premier's April 1, 1998 common stock offering
  and the Walibi acquisition                                             38,020,000
Common shares issued in Premier's April 1, 1998 common stock offering,
  as if issued on January 1, 1998                                        36,800,000
Common shares issued as partial consideration for
  the Walibi acquisition, as if issued on
  January 1, 1998                                                           797,000
                                                                         ----------

     Pro forma weighted average number of common shares outstanding      75,617,000
                                                                         ==========

8. EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, and noncash compensation. Premier has included information concerning EBITDA because it is used by certain investors as a measure of Premier's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of Premier's operating performance. This information should be read in conjunction with the Statement of Cash Flows contained in the financial statements incorporated by reference.

9. Adjusted EBITDA includes Premier's share of the EBITDA from the three partnership parks which are not consolidated - Six Flags Over Texas, Six Flags Over Georgia and Six Flags Marine World.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities (the "Debt Securities"). The prospectus supplement will describe the specific terms of the Debt Securities offered through that prospectus supplement and any differences in such Debt Securities from the terms described below. The Debt Securities will be issued under an indenture (the "Indenture") between Premier and one or more commercial banks to be selected as trustees (collectively, the "Trustee").

     We have summarized certain terms and provisions of the Indenture. The summary is not complete. If we refer to particular provisions of the Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part, and is incorporated by reference. You should refer to the Indenture for the provisions which may be important to you. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

General

     The Indenture will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

     o    the   designation,   aggregate   principal   amount   and   authorized
          denominations;

     o    the maturity date;

     o the interest rate, if any, and the method for calculating the interest rate;

     o the interest payment dates and the record dates for the interest payments;

     o any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

     o    the place where principal and interest will be payable;

     o if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

     o whether the Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

     o additional provisions, if any, relating to the defeasance of the Debt Securities;

     o the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

     o whether the Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

     o    any applicable United States federal income tax consequences;

     o    the dates on which premium, if any, will be payable;

     o the right, if any, of Premier to defer payment of interest and the maximum length of such deferral period;

     o    any listing on a securities exchange;

     o    the initial public offering price; and

     o other specific terms, including any additional events of default or covenants provided for with respect to the Debt Securities.

     As described in each prospectus supplement relating to any particular series of Debt Securities being offered, the Indenture may contain covenants limiting:

     o the incurrence of additional debt (including guarantees) by Premier and certain of its subsidiaries and affiliates;

     o the making of certain payments by Premier and certain of its subsidiaries and affiliates;

     o business activities of Premier and certain of its subsidiaries and affiliates;

     o the issuance of preferred stock of certain of its subsidiaries and affiliates;

     o    certain asset dispositions;

     o    certain transactions with affiliates;

     o    a change of control of Premier;

     o    the incurrence of liens; and

     o    certain  mergers  and   consolidations   involving   Premier  and  its
          subsidiaries.

Book-Entry System

     Unless otherwise specified in a prospectus supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary has advised Premier that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participants ("Direct Participants") and to facilitate the clearance and settlement of securities transactions among its Direct Participants through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, a number of which (and/or their representatives) own the Depositary, together with the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, the "Participants").

     When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by each Global Security to the accounts of Direct Participants. The underwriters, dealers or agents, if any, will designate the accounts to be credited, or Premier, if Debt Securities are offered and sold directly by Premier. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by Participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form, which may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or its nominee will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by a Global Security registered in their names, and will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders of the Debt Securities. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Beneficial owners must rely on the procedures of the Participant through which it owns its interest in order to exercise any rights of a holder of record of the Debt Securities. Premier understands that under existing industry practices, if Premier requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Direct Participants holding the relevant beneficial interests to give or take such action, and the Direct Participants would in turn authorize beneficial owners owning through them to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

     Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee as the registered owner of such Global Security. None of Premier, the Trustee or any other agent of Premier or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Premier has been advised by the Depositary that the Depositary will credit Direct Participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. Premier expects that payments by Participants to owners of beneficial interests in the Global security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of an offering of Debt Securities is exchangeable for Debt Securities in definitive form of like tenor and terms if:

     o the Depositary notifies Premier that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by Premier within 90 days after Premier receives notice; or

     o Premier in its sole discretion at any time determines not to have all of the Debt Securities represented in an by a Global Security and notifies the Trustee.

     If a Global Security is exchangeable, then it is exchangeable for Debt Securities registered in the names and in authorized denominations as the Depositary directs.

Payments of Principal and Interest

     The applicable prospectus supplement will describe how the payment of principal of, premium, if any, and interest on the Debt Securities will rank with respect to outstanding indebtedness of Premier.

Events of Default

     The Indenture will provide that each of the following constitutes an Event of Default with respect to any series of Debt Securities: (i) default for 30 days in the payment when due of interest on the Debt Securities; (ii) default in payment when due of the principal of or premium, if any, on the Debt Securities;
(iii) default in the performance or breach of certain covenants after any notice or applicable grace period; (iv) the failure by Premier or any Restricted Subsidiary (as defined in the Indenture) to pay Indebtedness (as defined in the Indenture) within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated at any time exceeds $10.0 million; (v) failure by Premier or any of its Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vi) certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary that constitutes a Significant Subsidiary (as defined in the Indenture) or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     The applicable prospectus supplement will describe any additional Events of Default.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debt Securities of a series may declare all Debt Securities of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary of Premier that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of Premier that, taken together, would constitute a Significant Subsidiary, all outstanding Debt Securities will become due and payable without further action or notice. Holders of the Debt Securities may not enforce the Indenture or the Debt Securities except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debt Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Debt Securities notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the Debt Securities then outstanding by notice to the Trustee may on behalf of the holders of all of the Debt Securities of such series waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Debt Securities.

Modification and Waiver

     From time to time, Premier, when authorized by resolutions of its Board of Directors, and the Trustee, without the consent of the holders of Debt Securities of any series, may amend, waive or supplement the Indenture and the Debt Securities of such series for certain specified purposes, including, among other things:

     o    curing ambiguities, defects or inconsistencies,

     o to provide for the assumption of Premier's obligations to holders of the Debt Securities of such series in the case of a merger or consolidation,

     o to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series,

     o    to add Guarantors with respect to the Debt Securities of such series,

     o    to secure the Debt Securities of such series,

     o to maintain the qualification of the Indenture under the Trust Indenture Act, or

     o to make any change that does not adversely affect the rights of any holder.

     Other amendments and modifications of the Indenture or the Debt Securities issued thereunder may be made by Premier and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected thereby (each series voting as a separate class); provided, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:

          (1) reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive the redemption provisions of the Debt Securities (other than, subject to clause (7) below, provisions relating to repurchase of Debt Securities upon the occurrence of an Asset Sale (as defined in the Indenture) or a Change of Control (as defined in the Indenture));

          (2) change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

          (3) reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

          (4) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

          (5) waive a default in payment with respect to the Debt Securities or any Guarantee;

          (6) reduce the rate or extend the time for payment of interest on the Debt Securities;

          (7) following the occurrence of an Asset Sale or a Change of Control, alter the obligation to purchase the Debt Securities of any series as a result thereof in accordance with the Indenture or waive any default in the performance thereof;

          (8) adversely affect the ranking of the Debt Securities of any series; or

          (9) release any Guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture.

Merger, Consolidation or Sale of Assets

     The Indenture will provide that Premier may not consolidate or merge with or into (whether or not Premier is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) Premier is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Premier) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the law of the United States, any state thereof or the District of
Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than Premier) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Premier under the Debt Securities and the Indenture pursuant to supplemental indentures in forms reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of Premier with or into a Wholly Owned Restricted Subsidiary (as defined in the Indenture) of Premier, Premier or the entity or Person formed by or surviving any such consolidation or merger (if other than Premier), or to which such sale, assignment, transfer, lease conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (as defined in the Indenture) immediately after the transaction equal to or greater than the Consolidated Net Worth of Premier immediately preceding the transaction and (B) will, both at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the applicable debt incurrence test.

Legal Defeasance and Covenant Defeasance

     Premier may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Debt Securities ("Legal Defeasance"), except for (i) the rights of Holders of outstanding Debt Securities to receive payments in respect of the principal of, premium, if any, and interest on such when such payments are due from the trust referred to below, (ii) Premier's obligations with respect to the Debt Securities concerning issuing temporary Debt Securities, registration of Debt Securities, mutilated, destroyed, lost or stolen Debt Securities and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and Premier's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, Premier may, at its option and at any time, elect to have the obligations of Premier released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Debt Securities. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Debt Securities.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) Premier must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities, cash in U.S. dollars, non-callable

Government Securities (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Debt Securities, on the stated maturity date, and Premier must specify whether the Debt Securities are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) Premier has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Debt Securities, will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Premier or any of its Restricted Subsidiaries is a party or by which Premier or any of its Restricted Subsidiaries is bound; (vi) Premier must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) Premier must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Premier with the intent of preferring the holders of Debt Securities over the other creditors of Premier with the intent of defeating, hindering, delaying or defrauding creditors of Premier or others; and (viii) Premier must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.


                           DESCRIPTION OF COMMON STOCK

General

     The following summary of certain provisions of Premier's common stock (the "Common Stock") does not purport to be complete and is subject to, and qualified in its entirety by the provisions of Premier's Certificate of Incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

     Premier's authorized capital stock includes 150,000,000 shares of Common Stock, par value $0.025 per share. As of March 1, 1999, there were 76,513,796 of Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of Premier available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of Premier. Holders of Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to an Amended and Restated Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, as described under "-Rights Plan" below.

     The outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol "PKS". Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

Rights Plan

     Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, for $250.00, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of Premier (an "Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date (the "Flip-in Date") of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 15% or more of Premier's outstanding voting stock (even if no shares are actually purchased pursuant to such offer) (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.

     The Rights Agreement provides that an Acquiring Person does not include (A) Premier, (B) any subsidiary of Premier, (C) any employee benefit plan or employee stock plan of Premier, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person whose ownership of 15% or more of the shares of voting stock of Premier then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership, or (ii) a reduction in the number of issued and outstanding shares of voting stock of Premier pursuant to a transaction or transactions approved by the Board of Directors; provided, however, that any person that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon his acquisition of any additional 1% of Premier's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii).

     The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on December 10, 2007, and (ii) the date on which the Rights are redeemed or terminated as described below. The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

     Once any person becomes an Acquiring Person, unless the Rights are earlier redeemed or exchanged as described below, if

          (i) Premier were to be merged into or consolidated with another entity (whether or not related to a 15% stockholder),

          (ii) Premier were to merge with another entity (whether or not related to a 15% stockholder) and be the surviving corporation, but any shares of Premier's Common Stock were changed into or exchanged for other securities or assets, or

          (iii) more than 50% of Premier's assets or earning power were to be sold in one or a series of related transactions, each Right then outstanding would "flip-over" and would require that its holder be entitled to buy, at the Rights Exercise Price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two times the Exercise Price of the Right (i.e., a discount of 50%). Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

     Unless the Rights are earlier redeemed or exchanged as described below, if a person or group becomes the beneficial owner of 15% or more of Premier's voting stock, each Right not owned by such stockholder would become exercisable, at the Rights Exercise Price, for that number of shares of Preferred Stock which at the time of such transaction would have a market value of two times the Rights Exercise Price.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding voting stock of Premier and before the acquisition by a person or group of 50% or more of the outstanding voting stock of Premier, the Board of Directors may elect to cause Premier to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Premier's Common Stock per Right, subject to adjustment.

     The Rights are redeemable by Premier by a vote of a majority of the Board of Directors at a price of $0.01 per Right at any time prior to the close of business on the Flip-in Date (or at such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)). The Rights may be redeemed after the time that any person has become an Acquiring Person only if approved by a majority of the Continuing Directors. The Rights have no voting rights, and they are not entitled to dividends.

     The Rights will not prevent a takeover of Premier. The Rights, however, may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of Premier. Nevertheless, the Rights should not interfere with a transaction that, in the judgment of the Board of Directors, is in the best interests of Premier and its stockholders because the Rights can be redeemed, as hereinabove described, before the consummation of such transaction.

     The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Company.


                         DESCRIPTION OF PREFERRED STOCK

General

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. Certain other terms of any series of the Preferred Stock offered by any prospectus supplement will be described in such prospectus supplement. The description of certain provisions of the Preferred Stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to Premier's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock which will be filed with the Securities and Exchange Commission and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

     Premier has authority to issue 5,000,000 shares of Preferred Stock, $1.00 par value per share. As of December 31, 1998, Premier had 11,500 shares of Preferred Stock outstanding.

Preferred Stock

     Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the "GCL") and the Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the GCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

     Subject to limitation prescribed by the GCL, the Certificate of Incorporation and the Bylaws of Premier, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of Preferred Stock of Premier, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of a series of such stock adopted, at any time or from time to time, by the Board of Directors (as used herein the term "Board of Directors" includes any duly authorized committee thereof).

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the Preferred Stock. Reference is made to the prospectus supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of Premier's general creditors.

Dividend Rights

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of funds of Premier legally available therefor, cash or payment in kind dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of Premier on such record dates, fixed by the Board of Directors, as specified in the prospectus supplement relating to such series of Preferred Stock.

     Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of Preferred Stock. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and Premier will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which Premier initially issues shares of such series.

     Unless otherwise specified in the applicable prospectus supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of Premier (other than Junior Stock (as defined below)), and (ii) Premier is not in default or in arrears with respect to any mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of Premier of any class or series (other than Junior Stock), Premier may not declare any dividends on any shares of Common Stock of Premier or any other stock of Premier ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of Premier, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of Premier other than Junior Stock.

Liquidation Preferences

     Unless otherwise specified in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding up of Premier, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of Premier available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of Premier ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the prospectus supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Premier, the amounts payable with respect to the Preferred Stock of any series and any other shares of Preferred Stock of Premier (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of Premier will share ratably in any such distribution of assets of Premier in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable prospectus supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by Premier.

Redemption

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of Premier, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the Preferred Stock redeemed by Premier will be restored to the status of authorized but unissued shares of Preferred Stock of Premier.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) or by any other method as may be determined by Premier in its sole discretion to be equitable. From and after the redemption date (unless default is made by Premier in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

     Unless otherwise specified in the applicable prospectus supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of Premier ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of Premier will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and Premier will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion and Exchange Rights

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, another series of Preferred Stock or any other security of Premier will be set forth in the prospectus supplement relating thereto. Such terms may include provisions for conversion, either mandatory, or at the option of the holder or at the option of Premier, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Voting Rights

     Except as indicated below or in the prospectus supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of Delaware or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Depositary Shares," if Premier elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

Depositary Shares

     General. Premier may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, Premier will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between Premier and a bank or trust company selected by Premier having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of Premier, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts,will be exchangeable for definitive Depositary Receipts at Premier's expense.

     Withdrawal of Preferred Stock. Upon surrender of the Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event will fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise), unless the Depositary Shares are redeemed by Premier or converted by the holder.

     Dividends and Other Distributions. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of Premier, sell such property and distribute the net proceeds from such sale to such holders.

     Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever Premier redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Premier will agree to take all action that may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     Amendment and Termination of the Depositary Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Premier and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by Premier or the Depositary Bank only if (i) all outstanding Depositary Shares have been redeemed, or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Premier and such distribution has been distributed to the holders of Depositary Receipts.

     Charges of Depositary Bank. Premier will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Premier will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including any fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

     Miscellaneous. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from Premier that are delivered to the Depositary Bank and that Premier is required to furnish to the holders of Preferred Stock.

     Neither the Depositary Bank nor Premier will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Premier and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary Bank. The Depositary Bank may resign at any time by delivering to Premier notice of its election to do so, and Premier may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.


                             DESCRIPTION OF WARRANTS

General

     Premier may issue Warrants to purchase Debt Securities ("Debt Warrants") and/or Warrants to purchase Preferred Stock or Common Stock ("Equity Warrants") (together, the "Warrants"). Warrants may be issued independently or together with any securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between Premier and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the prospectus supplement relating to Warrants being offered pursuant thereto. A copy of the proposed form of Warrant Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Debt Warrants

     The applicable prospectus supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Debt Warrant certificates representing such Debt Warrants ("Debt Warrant Certificates"), including the following: (1) the title of such Debt Warrants;
(2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) information with respect to book-entry procedures, if any; (11) a discussion of any material federal income tax considerations; and (12) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the Debt Securities purchasable upon such exercise.

Equity Warrants

     The applicable prospectus supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the securities (i.e., Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock; (5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and (7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

     Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of directors of Premier, or any other matter, or to exercise any rights whatsoever as stockholders of Premier.

     The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, Premier may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. Premier may, at its option, reduce the exercise price of the Equity Warrants at any time. No fractional shares will be issued upon exercise of Equity Warrants, but Premier will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Premier as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

Exercise of Warrants

     Each Warrant will entitle the holder to purchase such principal amount of the underlying securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the prospectus supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement, Premier will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.


                              DESCRIPTION OF UNITS

     Premier may issue Units consisting of two or more other constituent securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single security only, as distinguished from the separate constituent securities comprising such Units. Any such Units will be offered pursuant to a prospectus supplement which will (i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent securities comprising the Units will become separately transferable; (v) provide information with respect to book-entry procedures, if any; (vi) discuss applicable United States Federal income tax considerations relating to the Units; and (vii) set forth any other terms of the Units and their constituent securities.


                              PLAN OF DISTRIBUTION

     Premier may sell the securities in or outside the United States in any of three ways (or in any combination thereof): (i) through underwriters or dealers;
(ii) directly to a limited  number of purchasers  or to a single  purchaser;  or
(iii) through agents. The prospectus supplement with respect to any securities will set forth the terms of the offering of such securities, including (a) the name or names of any underwriters, dealers or agents and the respective amounts of such securities underwritten or purchased by each of them, (b) the initial public offering price of such securities and the proceeds to Premier and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and (c) any securities exchanges on which such securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased.

     The securities may be sold directly by Premier or through agents designated by Premier from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by Premier to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best effort basis for the period of its appointment.

     If so indicated in the applicable prospectus supplement, Premier will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Premier at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

     Some or all of the securities may be new issues of securities with no established trading market. Any underwriters to whom securities are sold by Premier for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any securities.

     In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

     Agents and underwriters may be entitled under agreements entered into with Premier to indemnification by Premier against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Certain agents and underwriters may be customers of, engage in transactions with, or perform services for Premier in the ordinary course of business.


                                  LEGAL MATTERS

     Our counsel, Thelen Reid & Priest LLP of New York, New York, will issue an opinion to us on certain legal matters relating to the securities.

                                     EXPERTS

     The consolidated financial statements of Premier Parks Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 included in our Registration Statement on Form S-3 (File No. 333-46897), as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Six Flags Entertainment Corporation's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     Premier Parks Inc. will pay all expenses related to the offering and sale to the public of the securities being registered. Such expenses are set forth in the following table. All the amounts shown are estimates, except the SEC registration fee.

      SEC Registration Fee.........................       $ 278,000
      Accounting Fees and Expenses.................
      Legal Fees and Expenses......................
      Miscellaneous................................
                                                          ----------
      Total........................................
                                                          ==========


Item 15. Indemnification of Directors and Officers

     The Certificate of Incorporation of Premier Parks Inc. ("Premier") provides that it will to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), as amended from time to time, indemnify all persons whom it may indemnify pursuant to the GCL. Premier's By-laws contain similar provisions requiring indemnification of Premier's directors and officers to the fullest extent authorized by the GCL. The GCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of Premier, indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Premier, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to Premier unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The GCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Premier's Certificate of Incorporation contains a provision limiting the personal liability of Premier's directors for monetary damages for certain breaches of their fiduciary duty. Premier has indemnification insurance under which directors and officers are insured against certain liability that may incur in their capacity as such. Section 145 of the GCL which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference.

Item 16. Exhibits

     See Exhibit Index

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of
1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 19, 1999.

                                  Premier Parks Inc.


                                  By: /s/ Kieran E. Burke
                                      -----------------------------------------
                                          Kieran E. Burke
                                          Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signatures" constitutes and appoints Kieran E. Burke, Gary Story and James F. Dannhauser, each as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this Registration Statement and any related Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                                 Title                                      Date
        ---------                                 -----                                      ----
/s/ Kieran E. Burke                 Chairman of the Board and Chief
-----------------------------       Executive Officer (Principal
    Kieran E. Burke                 Executive Officer)                                   April 19, 1999

/s/ Gary Story                      President, Chief Operating Officer
-----------------------------       and Director                                         April 19, 1999
    Gary Story


/s/ James F. Dannhauser             Chief Financial Officer and Director
-----------------------------       (Principal Financial and Accounting
    James F. Dannhauser             Officer)                                           April 19, 1999


/s/ Paul A. Biddelman               Director
-----------------------------
    Paul A. Biddelman                                                                  April 19, 1999

/s/ Michael E. Gellert              Director
-----------------------------
    Michael E. Gellert                                                                 April 19, 1999

/s/ Sandy Gurtler                   Director
-----------------------------
    Sandy Gurtler                                                                      April 19, 1999

/s/ Charles R. Wood                 Director
-----------------------------
    Charles R. Wood                                                                    April 19, 1999

Exhibit Index

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.:            Description
------------            -----------

  *1.1:   Form of Underwriting Agreement.

   3.1:   Certificate of Incorporation of Premier Parks Inc.

          (a) Certificate of Incorporation of Registrant dated March 24, 1981 -- incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.

          (b) Plan and Agreement of Merger of Registrant and Tierco, a Massachusetts business trust, dated March 31, 1981 --
               incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.

          (c) Certificate of Amendment of Certificate of Incorporation of Registrant dated April 14, 1985 -- incorporated by reference from
               Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.

          (d) Certificate of Amendment of Certificate of Incorporation of Registrant dated May 8, 1987 -- incorporated by reference from
               Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.

          (e) Certificate of Amendment of Certificate of Incorporation of Registrant dated June 11, 1987 -- incorporated by reference from
               Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.

          (f) Certificate of Amendment of Certificate of Incorporation of Registrant dated April 30, 1991 -- incorporated by reference from
               Exhibit 3(f) to Form 10-K of Registrant for the year ended December 31, 1991.

          (g) Certificate of Amendment of Certificate of Incorporation of Registrant dated June 30, 1992 -- incorporated by reference from
               Exhibit 3(g) to Form 10-K of Registrant for the year ended December 31, 1992.

          (h) Certificate of Amendment of Certificate of Incorporation of Registrant dated June 23, 1993 -- incorporated by reference from
               Exhibit 3(a) to Form 10-Q of Registrant for the quarter ended June 30, 1993.

          (i) Certificate of Amendment to Certificate of Incorporation dated October 7, 1994 -- incorporated by reference from Exhibit 3(i) to Form 10-K of Registrant for the year ended December 31, 1994.

          (j) Certificate of Designation of Series A Junior Preferred Stock of Registrant -- incorporated by reference from Exhibit 2(1.C) to Registrant's Registration Statement on Form 8-A dated January 21, 1998.

          (k) Certificate of Amendment to Certificate of Incorporation dated June 16, 1997 -- incorporated by reference from Exhibit 3(n) to Form 10-k of Registrant for year ended December 31, 1997.

          (l) Certificate of Designation, Rights and Preferences for 7 1/2% Mandatorily Convertible Preferred Stock of Registrant -- incorporated by reference from Exhibit 4(s) to Registrant's Registration Statement on Form S-3 (No. 333-45859) declared effective on March 26, 1998.

          (m) Certificate of Amendment of Certificate of Incorporation of Registrant dated July 24, 1998 incorporated by reference from
               Exhibit 3(p) to Form 10-K of -- Registrant for the year ended December 31, 1998.

  *4.1:   Form of Indenture related to Debt Securities issued hereunder.

  *4.2    Form of Warrant Agreement

   4.3 Amended and Restated Rights Agreement between Premier Parks Inc. and Bank One Trust Company, as Rights Agent -- incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 15, 1997, as amended.

  *5.1:   Opinion of Thelen Reid & Priest LLP.

  12.1:   Statement re: computation of ratios.

  12.2    Statement re: computation of ratios.

  23.1:   Consent of KPMG LLP.

  23.2    Consent of Ernst & Young LLP

 *23.3:   Consent of Thelen Reid & Priest LLP (included in Exhibit 5.1).

 *24.1:   Power of Attorney (included on the signature page hereto).


------------------------
*  To be filed supplementally.